

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 10, 2018

Mark Karanikolas
Co-Chief Executive Officer
Advance Holdings, LLC
Revolve Group, Inc.
16800 Edwards Road
Cerritos, California 90703

> **Re:** **Advance Holdings, LLC**
> **Revolve Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 23, 2018**
> **CIK No. 0001746618**

Dear Mr Karanikolas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

1. We note your response to comment 5 that media impressions "demonstrate the reach of the Company's social and influencer marketing strategy." Please expand your disclosure to clarify the "reach" of the media impressions. In this regard, please tell us what consideration you have given to quantifying your media impressions for recent years to provide a more balanced disclosure of your "28 billion media impressions in 2017." Please also clarify if your media impressions include paid or free sources.

2. As a related matter, please also tell us how you measure traffic to your sites. For example, please tell us how you are able to track traffic driven from free or paid impressions. In this regard, we note your disclosure that you "drove 45% of traffic from free sources." Please also define the term "traffic" and clarify if it includes customers that have made purchases on your sites or customers that have visited your sites, regardless of whether a purchase has been made.

Factors Affecting Our Performance, page 66

3. We note your response to comment 8 that you have revised the disclosures to remove the references to "one-time disclosures." However, it appears that you did not remove such reference on page 67. Please revise.

Business

Our Industry

Media Consumption and Shopping Behaviors of Next-Generation Consumers, page 87

4. We note your response to comment 16 regarding your "community of influencers." Given the importance of social media influencers in your marketing strategy, please balance your disclosure and quantify, if possible, the number of social media influencers with which you have agreements and to whom you pay compensation. In this regard, we note your disclosure on page 19 that "[you] also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives."

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Jennifer López-Molina, Staff Attorney, at (202)551-3792 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jesse Timmermans
        Michael Nordtvedt